For Immediate Release

Cephalon and MDS Proteomics Announce Research Collaboration

Proteomic Technologies to Target Small Molecule Discovery and Development

WEST CHESTER, PA and TORONTO, ON -- January 6, 2003 -- Cephalon Inc. (Nasdaq: CEPH) and MDS Proteomics Inc., a subsidiary of MDS Inc. (NYSE:MDZ; TSX:MDS), announced that the companies have entered a five-year agreement that will utilize MDS Proteomics' technologies to further enhance Cephalon's drug discovery efforts.

The collaboration covers a range of initiatives using MDS Proteomics' technologies with the objectives of accelerating the clinical development of and broadening the market opportunities for Cephalon's pipeline of small molecule compounds. Proteomics is the systematic analysis of protein functions and expression patterns in tissues. Currently, most drugs act by binding directly to proteins -- or drug targets -- that are associated with a particular disease, thereby modifying both the activities of the proteins and their cellular pathways. MDS Proteomics' proprietary technology enables observation of proteins and interactions not only to understand the underlying causes of disease but also to develop new drugs and diagnostic products.

The companies will collaborate and use MDS Proteomics' technologies including the application of differential analysis, chemiproteomics, phosphorylation fingerprinting (PhosMapTM) and protein interaction mapping (PathMapTM) with the goal of:

    expanding the potential disease indications for Cephalon's development compounds, maximizing the potential of Cephalon's proprietary chemical library, and identifying novel targets implicated in and critical for the pathogenesis of diseases of the central nervous system.
MDS Proteomics will receive payments upon the successful achievement of specified milestones and will receive royalties on sales of products resulting from the collaboration. As part of the agreement, Cephalon purchased from MDS Proteomics a US $30 million 5 percent convertible note due 2010. The note is convertible into MDS Proteomics' common stock at an initial conversion price of US $22.00 per share, subject to adjustment if MDS Proteomics sells common stock at a lower price.

"We believe this collaboration has the potential to significantly enhance Cephalon's drug discovery efforts, particularly in the neurosciences," said Jeffry Vaught, Senior Vice President and President of Research and Development at Cephalon. "Working with MDS Proteomics will enhance our technological base for identifying and validating disease relevant therapeutic targets."

Frank Gleeson, President and Chief Executive Officer of MDS Proteomics, said, "We are pleased that Cephalon has chosen us as their proteomics partner. We believe that our unique, proprietary approaches to proteomics will have direct relevance to enhancing the discovery and clinical development of small molecule therapeutics at Cephalon."

Cephalon Inc.

Founded in 1987, Cephalon Inc. is an international biopharmaceutical company dedicated to the discovery, development and marketing of innovative products to treat sleep and neurological disorders, cancer and pain.

Cephalon currently employs approximately 1,200 people in the United States and Europe. U.S. sites include the company's headquarters in West Chester, Pennsylvania, and offices and manufacturing facilities in Salt Lake City, Utah. Cephalon's major European offices are located in Guildford, England, Martinsried, Germany, and at Laboratoire L. Lafon in Maisons-Alfort, France.

The company currently markets three proprietary products in the United States: Provigil® (modafinil) tablets [C-IV], Gabitril® (tiagabine hydrochloride) and Actiq® (oral transmucosal fentanyl citrate) [C-II] and more than 20 other products internationally. Further information about Cephalon and full prescribing information on U.S. products is available at www.cephalon.com.

MDS Proteomics

MDS Proteomics is a systems biology company focused on drug discovery and is forming strategic alliances with leading pharmaceutical and biotechnology companies. It is the only company of its kind that offers an integrated platform of superior science and ultra-sensitive technologies -- protein interaction mapping, differential analysis, phosphoprofiling and chemical proteomics -- that can be applied across the entire spectrum of drug discovery and development, from identifying drug targets through product launch. This unified approach optimizes success in drug discovery and development while significantly reducing time, costs and risks.

MDS Proteomics' dynamic combination of world-class experts and sophisticated technology will ultimately provide the global medical community -- and patients throughout the world -- with leading-edge solutions for the diagnosis and treatment of disease.

MDS Proteomics employs over 175 people in its next-generation proteomics facilities in Europe and North America. The company focuses on antibody and small molecule therapeutics and presently has a number of candidate targets in pre-clinical discovery.

MDS Proteomics is a private company that is majority-owned by MDS Inc. For more information on MDS Proteomics, visit the company's website at http://www.mdsp.com.

About MDS Inc.

MDS Inc. (NYSE:MDZ; TSX:MDS) is an international health and life sciences company. Its products and services include: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research and clinical development services for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on four continents. Detailed information about the company is available at the MDS website at www.mdsintl.com.

In addition to historical facts or statements of current condition, this press release contains forward-looking statements. Forward-looking statements provide Cephalon's current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress in the company's research programs including with respect to the small molecule compounds covered by the research collaboration, enhancement of its technological base for identifying and validating therapeutic targets, development of potential pharmaceutical products, including its objective of accelerating the clinical development of and broadening the market opportunities for clinical candidates, interpretation of clinical results, prospects for regulatory approval, manufacturing development and capabilities, market prospects for its products, sales and earnings projections, and other statements regarding matters that are not historical facts. Cephalon's performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties such as those set forth in its reports on Form 8-K, 10-Q and 10-K filed with the U.S. Securities and Exchange Commission. Given these risks and uncertainties, any or all of these forward-looking statements ultimately may prove to be incorrect. Therefore, you should not rely on any such factors or forward-looking statements. Furthermore, Cephalon does not intend to update publicly any forward-looking statement, except as required by law. The U.S. Private Securities Litigation Reform Act of 1995 permits this discussion

For Further Information Contact:

Cephalon, Inc. Contact: Robert W. Grupp +1-610-738-6402 rgrupp@cephalon.com	MDS Proteomics Contact: Anil Amlani, Executive Vice-President & CFO +1-416- 646.6351 aamlani@mdsp.com
Investor Contact: Robert S. (Chip) Merritt +1-610-738-6376 cmerritt@cephalon.com	MDS Inc. Investor Contact: Sharon Mathers, Vice-President, Investor Relations +1-416-213-4721 smathers@mdsintl.com